The business integration described in this press release involves securities of a foreign company. The business integration is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

November 11, 2022

To whom it may concern:

Company Name:	Fukuoka Financial Group, Inc.
Representative:	Hisashi Goto, President
Head Office:	8-3, Otemon 1 chome, Chuo-ku, Fukuoka
(Code No. 8354 TSE Prime Market, FSE)
Contact:	Teppei Mizoe, General Manager Corporate Planning Division
(Phone +81-92-723-2502)
Company Name:	THE FUKUOKA CHUO BANK, LTD.
Representative:	Eiji Araki, President
Head Office:	12-1, Daimyo 2 chome, Chuo-ku, Fukuoka
(Code No. 8540 FSE)
Contact:	Miyuki Okano, Managing Director, and General Manager, General Planning Division
(Phone +81-92-751-4429)

Memorandum of Understanding regarding Business Integration

between Fukuoka Financial Group, Inc. and THE FUKUOKA CHUO BANK, LTD.

Fukuoka Financial Group, Inc. (President: Hisashi Goto; hereinafter referred to as “Fukuoka Financial Group”) and THE FUKUOKA CHUO BANK, LTD. (President: Eiji Araki; hereinafter referred to as “Fukuoka Chuo Bank”; hereinafter Fukuoka Financial Group and Fukuoka Chuo Bank are collectively referred to as the “Companies”) hereby announce that the Companies have resolved, at the respective board of directors meetings held today, to reach a basic agreement as follows, under which the Companies will promote consultation and consideration toward the realization of a business integration between the Companies (hereinafter referred to as the “Business Integration”); and a memorandum of understanding (hereinafter referred to as the “Memorandum of Understanding”) has been executed by and between the Companies.

1.	Background

Fukuoka Financial Group operates as a financial group that has broad business operations covering the entire Kyushu area and focusing primarily on the prefectures of Fukuoka, Kumamoto, and Nagasaki. Fukuoka Financial Group has set a long-term vision for the period from this fiscal year to the fiscal year 2030, under which it aims to become “The Best Regional bank that contributes to the growth of all stakeholders through finance and consulting,” and is working together as a group to achieve this goal. On the other hand, Fukuoka Chuo Bank maintains its management philosophy of “fulfilling its mission and role as a financial institution specializing in small- and medium-sized enterprises (SMEs) and developing together with local communities, with Fukuoka Prefecture as its sales base,” and it is building strong relationships with SME customers and conducts community-based operations.

Fukuoka Prefecture, where the Companies are headquartered, is one of the most populous prefectures in Japan in terms of the number of SMEs located therein, and in particular, the rate of incorporation of SMEs in Fukuoka City is at a top level even amongst major cities. Therefore, in the context of regional financial institutions, it can be said that Fukuoka Prefecture is an attractive market where business operations of SMEs are active. On the other hand, the business environment surrounding the Companies continues to be challenging with persistent low interest rates, competition intensifying due to the entry of companies from other industries into the financial field, and so on. Moreover, significant societal changes are occurring at an unprecedented pace as a result of (i) changes in social structures due to the evolution of technology and decarbonization, etc. and (ii) increased geopolitical risks in addition to (iii) existing structural issues such as a declining population and an aging society with a declining birthrate in the region.

In order to continuously respond to these accelerating changes in the environment, the Companies have determined that they would be able to contribute to the sustainable development of the regional economy (i) by utilizing the creditworthiness and capital strength of Fukuoka Financial Group to further solidify the management foundation of Fukuoka Chuo Bank, and (ii) by leveraging the management resources and strengths of the Companies to resolve customers’ issues and support the growth of a wide range of customers in Fukuoka Prefecture. Following such determination, the Companies have decided to promote consultation and consideration toward the realization of the Business Integration.

2.	Basic Philosophy and Purpose of the Business Integration

Through the Business Integration, the Companies will contribute to the sustainable development of local economy by further leveraging their collective strengths as a group and supporting an entire range of regional customers.

3.	Synergies expected from the Business Integration

In order to realize the basic philosophy and purpose of the Business Integration, the Companies will engage in further consideration based on the following.

(1)	Enhancement of customer support in Fukuoka Financial Group after Business Integration

The Business Integration will enhance networks with customers by combining the strong relationships that the Companies have cultivated through transactions with an entire range of customers in Fukuoka Prefecture. After the Business Integration, Fukuoka Financial Group will, on a group-wide basis, provide multi-layered, high-quality and best-in-class financial services to customers in all segments by making maximum use of the management resources of the Companies and also by utilizing digital technologies to respond to diversifying customer needs quickly and accurately.

(2)	Development of financial services for SMEs in Fukuoka Chuo Bank

Fukuoka Chuo Bank will promote business efficiency and build an optimal sales system, by consolidating the functions of the Companies’ respective headquarters, integrating overlapping banking operations, and entrusting common operations to Fukuoka Financial Group. In addition, Fukuoka Chuo Bank will actively invest the management resources arising from such business efficiency and optimal sales system in areas that will lead to strengthened customer relationships. Moreover, Fukuoka Chuo Bank will function as a stable financial intermediary in the future and fulfill its mission and role as a “financial institution specializing in SMEs” more than ever before, by making full use of Fukuoka Financial Group’s know-how and services in finance, information network, the digital channels that are currently being developed, etc. to expand customer engagement and respond precisely to the diversifying needs of customers.

4.	Structure of the Business Integration

Subject to the necessary approval of a general meeting of shareholders and the authorization or approvals from the relevant authorities, the Companies will promote consultation and consideration regarding conducting the Business Integration by way of a share exchange under which Fukuoka Financial Group will become a wholly-owning parent company and Fukuoka Chuo Bank will become a wholly-owned subsidiary, with a target effective date of October 1, 2023. Since Fukuoka Chuo Bank will become a wholly-owned subsidiary of Fukuoka Financial Group through the share exchange, the shares of Fukuoka Chuo Bank will be delisted from the Fukuoka Stock Exchange prior to the effective date of the share exchange. It is possible that the structure of the Business Integration will be changed during the course of future continuous consultation and consideration between the Companies.

In addition, the Companies have no plans to conduct a merger between Fukuoka Chuo Bank and The Bank of Fukuoka, Ltd. (President: Hisashi Goto), a subsidiary of Fukuoka Financial Group, after the Business Integration. This is because, for the two banks, developing their businesses by leveraging their respective strengths will achieve the purpose of the Business Integration.

5.	Share Exchange Ratio

The share exchange ratio for the Business Integration will be decided by the time of the execution of the definitive agreement regarding the Business Integration based on the results of the due diligence to be conducted on the Companies and the results of the evaluation of the Companies’ share value by third party institutions.

6.	Establishment of the Integration Preparation Committee

The Companies will establish an Integration Preparation Committee to intensively promote consultation toward the realization of the Business Integration in a smooth manner.

7.	Timetable
November 11, 2022 (Today)	Execution of the Memorandum of Understanding regarding the Business Integration
March 2023 (Planned)	Resolutions of the Respective Board of Directors Meetings of the Companies Execution of the Definitive Agreement regarding the Business Integration
June 2023 (Planned)	Ordinary General Meeting of Shareholders
October 1, 2023 (Planned)	Effective Date of the Share Exchange

8.	Overview of the Companies
(1)	Company overview (as of March 31, 2022)

* The financial position and number of employees are on a consolidated basis for Fukuoka Financial Group and a non-consolidated basis for Fukuoka Chuo Bank.

Company Name	Fukuoka Financial Group		Fukuoka Chuo Bank
Head office	8-3, Otemon 1 chome, Chuo-ku, Fukuoka		12-1, Daimyo 2 chome, Chuo-ku, Fukuoka
Name and Title of Representative	Hisashi Goto, President		Eiji Araki, President
Description of Businesses	Banking business		Banking business
Stated Capital	124,799 million yen		4,000 million yen
Date of Establishment	April 2, 2007		June 5, 1951
Total Number of Issued and Outstanding Shares	Common stock 191,138 thousand shares		Common stock 2,737 thousand shares First Series Class A preferred stock 300 thousand shares
Fiscal Year End	March 31		March 31
Total Assets	29,171,912 million yen		570,111 million yen
Net Assets	941,066 million yen		30,166 million yen
Deposit Balance	20,085,823 million yen		493,864 million yen
Loan Balance	16,703,622 million yen		433,110 million yen
Number of Employees	7,830		462
Major Shareholders and Respective Shareholding Ratios (By number of shares owned)	The Master Trust Bank of Japan, Ltd. (trust account)	18.15%	The Bank of Fukuoka, Ltd.	14.38%
	Custody Bank of Japan, Ltd. (trust account)	7.92%	Fukuoka Chuo Bank Employee Stock Ownership Association	7.20%
	Nippon Life Insurance Company	2.24%	Custody Bank of Japan, Ltd. (trust account 4)	7.02%
	Meiji Yasuda Life Insurance Company	2.15%	THE NISHI-NIPPON CITY BANK, LTD.	5.05%
	Sumitomo Life Insurance Company	1.99%	SAIBU GAS HOLDINGS CO., LTD.	4.76%
Relationship between the Companies
Capital Relationship

The Bank of Fukuoka, Ltd., a subsidiary of Fukuoka Financial Group, holds 402 thousand shares of common stock and 30 thousand shares of First Series Class A preferred stock of Fukuoka Chuo Bank, and is a major shareholder and the largest shareholder among the major shareholders of Fukuoka Chuo Bank.

Fukuoka Chuo Bank holds 744 thousand shares of common stock of Fukuoka Financial Group.

Personnel Relationship	Among the board of directors of Fukuoka Chuo Bank, Mr. Jiro Furumura, Mr. Eiji Araki, Mr. Keiichiro Fuse and Mr. Shoichi Masuda are former officers and employees of Fukuoka Financial Group or its subsidiary, The Bank of Fukuoka, Ltd. These directors were not involved in the resolution of the board of directors regarding the Business Integration.
Business Relationship	There are no transactions other than ordinary interbank transactions.
Status as a Related Party	Not applicable.

(2)	Financial summary for the last three fiscal years

* The results of Fukuoka Financial Group are on a consolidated basis (the results of gross business profit, net business profit, and core business profit show the sum of the non-consolidated results of The Bank of Fukuoka, Ltd., The Kumamoto Bank, Ltd., and The Juhachi-Shinwa Bank, Ltd.), and those of Fukuoka Chuo Bank are on a non-consolidated basis.

(Unit: million yen, except as otherwise specified)

	Fukuoka Financial Group			Fukuoka Chuo Bank
Fiscal Year	FY ended March 31, 2020	FY ended March 31, 2021	FY ended March 31, 2022	FY ended March 31, 2020	FY ended March 31, 2021	FY ended March 31, 2022
Net assets	853,062	958,833	941,066	29,122	30,733	30,166
Total assets	25,068,405	27,510,013	29,171,912	516,793	574,504	570,111
Net assets per share (yen)	4,487.30	5,043.70	4,949.87	9,646.13	10,223.62	10,083.89
Ordinary Income	283,186	274,754	280,427	9,472	9,377	8,758
Gross business profit	201,256	202,535	204,938	7,654	7,699	7,423
Business profit	18,174	92,362	88,701	960	788	1,308
Core business profit	78,871	79,678	97,535	960	1,094	1,127
Ordinary profit (loss)	(5,250)	60,427	76,086	582	798	1,273
Net income attributable to owners of the parent	110,607	44,647	54,118	544	519	869
Net income per share (yen)	581.83	234.86	284.69	199.74	172.47	301.73
Dividend per share (yen)	85.00	85.00	95.00	Common stock 50.00 First Series Class A preferred stock 10.55	Common stock 50.00 First Series Class A preferred stock 175.00	Common stock 60.00 First Series Class A preferred stock 175.00

9.	Future Outlook

The impact of the Business Integration on the results of the Companies for the fiscal year ended March 31, 2023 (the results of Fukuoka Financial Group are on a consolidated basis, and those of Fukuoka Chuo Bank are on a non-consolidated basis) is at this point expected to be immaterial. The Companies will promptly announce any events that require revision to their financial outlook.

<Contact for inquiries regarding this matter>

Fukuoka Financial Group: Corporate Planning Division, Corporate Strategy Group

Phone +81-92-723-2622

Fukuoka Chuo Bank: General Planning Division

Phone +81-92-751-4429

End of Document